

180
160
140
120
100
80
60
40
20
-
1999
2000
2001
2002
2003
2004
LaserSight Incorporated
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors
Nasdaq Stock Market

Company/Index Name	Base Point	Return	Return	Return	Return	Return
	1999	2000	2001	2002	2003	2004
LaserSight Incorporated	100	13	6	2	0	0
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors	100	103	113	92	136	159
Nasdaq Stock Market	100	61	48	33	49	53